Our date: 2007-11-28 Our contact: Einar Riddervold Page: 1 of 1

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Ladies and Gentlemen:

Re:	Norsk Hydro ASA

Post-Effective Amendment No. 1 to Form F-3 (File No. 333-10580)

Filed November 23, 2007 under Edgar code F-3/A

In accordance with Rule 477(a) under the Securities Act of 1933, as amended, Norsk Hydro ASA hereby respectfully requests the withdrawal, effective as of the date hereof, of its post-effective amendment no. 1 to Form F-3 (File No. 333-10580) because it was inadvertently filed under the incorrect Edgar code for pre-effective amendments, “F-3/A”, rather than “POS AM”. This post-effective amendment no. 1 has been re-filed today under the correct code.  No securities have been sold in connection with these filings.

If you have any questions or require further information please do not hesitate to contact Pamela Gibson or Mehran Massih of Shearman & Sterling (London) LLP, Norsk Hydro ASA’s outside counsel, on +44 20 7655 5000.

Yours faithfully,

for Norsk Hydro ASA

/s/ John Ove Ottestad

John Ove Ottestad

Executive Vice President and Chief Financial Officer